

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 16 - Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

> **Re: Corporate Property Associates 16 – Global Incorporated**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 26, 2010**
> **File No. 001-32162**

Dear Mr. DeCesaris:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Cicely L. LaMothe
                                        Accounting Branch Chief